May 31, 2019

William Schroeder

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Wins Finance Holdings Inc.

Form 20-F

Filed October 31, 2018

File No. 333-204074

Dear Mr. Schroeder:

We hereby provide a response to the comments issued in a letter dated May 2, 2019 (the “Staff’s Letter”) regarding the Company’s Annual Report on Form 20-F (the “Annual Report”).

We have responded to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Form 20-F filed October 31, 2018

Item 4. Information on our Company

Our Products – Financial Leasing, page 23

1.	Please tell us and revise future filings to provide additional detail regarding the deposits made by your leasing clients including but not limited to the typical percentage or amount required.

Response: In response to the Staff’s comment, in future filing, the Company will revise its disclosure on page 23 of the Annual Report as follows:

“Deposit: Based upon the client’s qualifications, a deposit of 1% - 10 % of contract amount is required from a new leasing client.”

Item 5. Operating and Financial Review and Prospects

Results of Operations, page 31

2.	Please tell us and revise future filings to discuss trends and changes in interest on short term investments for each period presented. Your discussion should include but not be limited to discussing the weighted average yield on your investments and explaining the underlying reasons for any trends. Considering that all of the interest recognized during fiscal year ended June 30, 2018 was uncollected at June 30, 2018, please provide a schedule here or in another appropriate section of your filing detailing when you expect to collect the earned but uncollected interest at each period end.

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Response: Interest receivable on short-term investments outstanding as of June 30, 2018 of US$4.2 million was collected in the third quarter of 2018, and we expect to collect US$10.5 million in October 2019 upon expiry of the respective assets management product. Other remaining interest of US$0.2 million receivable is collectable at the end of the contract which will expired in March 2020.

In response to the Staff’s comment, in future filings the Company will revise its disclosure on page 31 of the Annual Report as follows:

Interest on short-term investments

Interest on short-term investments increased by $1.3 million to $15.1 million for the year ended June 30, 2018, compared to $13.8 million for the year ended June 30, 2017. The increase was primarily attributable to the increase of average balance of short-term investments, from US$166.4 million in 2017 to US$188.6 million. Weighted average yield on our investments was 8.00% and 8.26% for the years ended June 30, 2018 and 2017, respectively. In particular, in 2014, we invested a sum of Rmb750,000,000 (US$113.3 million) in an assets management product issued by a financial institution for a period of five years, expiring in October 2019, with an annual rate of interest of 9%. Earned but uncollected interest on this investment of US$10.5 million is expected to be collected upon expiry of this product. Other investments were mainly placed for a period of one year at an annual rate of about 5%-5.5%. Earned but uncollected interest on these investments of $4.2 million are expected to be collected by June 30, 2019.

3.	Considering that “Other operating expenses” represent greater than 80% of total “Noninterest expenses,” please revise future filings to show additional detail of this line item in a tabular format for each period presented. Please provide us a draft of your proposed disclosure for each period presented.

Response: In response to the Staff’s comment, in future filings the Company will revise its disclosure on page 31 of the Annual Report as follows:

Non-interest expenses - Other operating expenses

	For the years ended June 30,
	2018	2017

Legal and professional fees	2,498,500	668,362
Audit fees	581,499	192,865
Impairment on short-term investments	1,272,723	-
Depreciation	395,814	320,842
Share-based compensation	-	(1,465,680)
Others	40,912	329,869
Total	4,789,448	46,258

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The increase in other operating expenses was mainly caused by: (i) an increase in legal and consulting fees that were $2.5 million and $0.7 million in the years ended June 30, 2018 and 2017, respectively, with the increase in 2018 due in part to legal fees incurred in connection with a Class Action litigation; (ii) an impairment loss of $1.3 million and nil in the years ended June 30, 2018 and 2017, respectively, made on a promissory note (included in short-term investments), plus accrued interest, which we purchased from a third party in January 2016 with a principal amount of US$1.0 million, originally bearing interest at 12% per annum and due in January 2017; and (iii) a reversal of $1.5 million of share-based compensation recorded in the year ended June 30, 2017, due to the termination of the options prior to vesting (no such amount was recorded in the year ended June 30, 2018).

Item 10.E. Taxation

Passive Foreign Investment Company Rules, page 66

4.	We note your disclosure that based on the composition (and estimated values) of your assets and the nature of your income and that of your subsidiaries during the taxable year ended June 30, 2018, you may be treated as a Passive Foreign Investment Company (PFIC) for such year. We also note that you have not performed a definitive analysis as to your PFIC status for such taxable year. Please tell us and revise future filings to discuss the results of your definitive analysis for each applicable tax year and if not completed, the status and expected completion date.

Response: The Company is still in the process of making a definitive analysis with respect to its PFIC status for our for the 2018 taxable year, which should be completed before the Company issues its 2019 annual report. Based on the information currently available to the Company for the current fiscal year, the Company does not believe that it will be considered a PFIC for the 2018 or 2019 taxable years. In response to the Staff’s comment, in future filings the Company will revise its disclosure on page 66 of the Annual Report as follows:

Based on the composition (and estimated values) of our assets and the nature of our income and that of our subsidiaries during the taxable year ended June 30, 2019, we believe that we are not a PFIC for such year. However, because we have not completed our analysis as to our PFIC status for the 2019 fiscal year, there can be no assurance in respect to our PFIC status for such taxable year. We believe that were [are not] a PFIC for the years of 2018.

Item 15. Controls and Procedures, page 71

5.	We note that your internal control over financial reporting was not effective as of June 30, 2017 or June 30, 2018 due to the same material weakness. We further note your disclosure at both dates that “we are taking the steps necessary for remediation.” Please tell us and revise future filings to discuss the specific steps you have taken to remediate this material weakness. Specifically discuss the status of hiring additional staff familiar with US GAAP and SEC reporting and detail the qualifications of any staff hired.

Response: In response to the Staff’s comment, the Company respectively advises the Staff that in its future filings the Company will include the following disclosures:

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We plan to take steps to remediate the material weaknesses in our internal control over financial reporting as soon as practicable by:

(1)	hiring additional accounting personnel familiar with US GAAP and SEC reporting . In the past couple of years, the company has made offers to hire accounting personnel familiar with US GAAP and SEC reporting experience, but has as of yet been unable to hire a suitable candidate. The Company now plans to hire a professional recruitment agency to assist us in the identification and selection of appropriate candidates.
(2)	providing training to our accounting personnel on US GAAP, SEC reporting and other regulatory requirements regarding the preparation of financial statements. In July 2018 and July 2017, our financial personnel attended US GAAP and SEC reporting training sessions organized by an international accounting firm. We plan to hold similar US GAAP and SEC reporting training on a regular basis.

Item 16F. Change in Registrant’s Certifying Accountant, page 74

6.	We note the disclosure on page 74 related to the ongoing investigations and inquiries involving the Company from your prior auditors. Please confirm that all information related to these and any other investigations and inquiries were disclosed in accordance with the requirements in Item 8.A.7 and Item 3.D of Form 20-F and ASC 450-20-50 for each of the periods presented.

Response: The ongoing investigations and inquiries were not requested by Marcum Bernstein & Pinchuk LLP (“MBP”) – they refer to a subpoena for information issued by SEC on April 10, 2017 and the decision of the NASDAQ to delist the Company on August 4, 2017. MBP advised the Company that it would not be able to sign off on the audit for the year ended June 30, 2018 until the resolution of the SEC subpoena and the Nasdaq action to delist the Company. On September 22, 2017, the Company determined to engage Centurion ZD CPA Limited as its independent registered public accounting firm and dismiss MBP because of the amount of time it was anticipated to take to deal with NASDAQ delisting action and to provide the information in response to the subpoena. The Company has complied with the SEC subpoena and NASDAQ subsequently withdrew its delisting determination on October 19, 2017. Because neither of these investigations or inquiries were requested by MBP, we do not believe that any further disclosure is required; however, the withdrawal of Nasdaq’s delisting request is publicly available, and the Company has not received communication from the SEC relating to the subpoena since.

Financial Statements, page F-4

7.	Please tell us the facts and circumstances related to the commission receivable of $496,097 recognized as of June 30, 2018 and how it was accounted for, noting that unearned income from guarantee services was $88,824 as of June 30, 2018.

Response: Commission from guarantee contracts is generally required to be payable in full upon contract inception. When the full amount is paid on contract inception, it is recorded as unearned income and is recognized as commission income in the income statement over the period of the guarantee using the straight-line method. When the commission remains unpaid after contract inception, commission receivable from guarantee services will be recorded for the guarantee period up to the reporting date. As such, commission receivable of $496,097 as of June 30, 2018 was related to guarantee contracts whereby the commission earned up to June 30, 2018 remained unpaid, whereby unearned income from guarantee services of $88,824 as of June 30, 2018 were related to commissions paid on guarantee contracts with guarantee period extending beyond June 30, 2018.

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8.	Please tell us if you ever pay a guarantee without recognizing a specific provision for financial guarantee services and recognizing an allowance on guarantee. Similarly, please explain to us why a repayment on behalf of a guarantee service customer is capitalized in the “guarantee paid on behalf of guarantee service customers” account as opposed to relieving/decreasing the “allowance on guarantee” account since presumably a contingent liability would have been recognized.

Response: The relationship between specific provision for financial guarantee services and our payment on behalf of a guarantee service customer is depicted as follows:

Allowance on guarantee - General allowance on unexpired contracts: This is the allowance on normal unexpired contract being executed, based on historical experience and an analysis of the economic environment. We estimate the General Allowance to be 1% of guarantee contract balances. Any remaining balance will be released to profit or loss upon expiry of a contract.

Allowance on guarantee - Specific allowance on unexpired contracts: This is the allowance on abnormal unexpired contract being executed, with specific risk (when the customer is in financial difficulty, although not yet delinquent in its repayment, or appears to have insufficient funds to repay the remaining interest and/or principal to the bank). Any remaining balance will be released to profit or loss upon expiry of a contract.

Specific allowance on guarantee paid on behalf of guarantee service customers: This is the allowance for a contract, with specific risk when the customers become delinquent in its repayment, we have made payments to the bank on their behalf, and we expect that the customer will not be financially capable of repaying us.

Below is a table summarizing our guarantee contracts.

Guarantee contracts	Allowance on guarantee (B/S)	Guarantee paid on behalf of guarantee service customers, net (B/S)
	$	$
At July 1, 2017	673,147	1,560,615
Release upon expiration of contracts (to P/L)	(701,315)
Payment on behalf of a guarantee service customer	-	1,811,975
Cash repayment from a guarantee service customer		(432,009)
General allowance on unexpired contracts	442,876	-
Specific allowance on unexpired contracts	2,240,512	-
Specific allowance on guarantee paid on behalf of customers		(2,896,532)
Effect of foreign currency translation	(17,984)	63,424
At June 30, 2018	2,637,236	107,473

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9.	Please tell us how you would typically account for a guarantee transaction of a presumed $100 loan in which the client is unable to pay $82 of the loan. Please provide the journal entries for each typical event using appropriate estimated amounts as needed including but not limited to the:

• Day one non-contingent liability

• Initial deposit paid to the bank for the financial guarantee

• Subsequent identification of specific collectability risk since the client will not pay $82 of the loan (i.e. - contingent liability)

• Withdrawal of deposit by the bank related to the financial guarantee

• Subsequent payment to the bank for the remainder of the non-payment

• Initial assessment that you will be able to collect $35 from the client related to your guarantee

• Collection of $35 from the client

• Later collection of the remaining $47 from the client

Please clearly identify the transactions that impact the “guarantee paid on behalf of guarantee service customers,” “provision for guarantee paid on behalf of guarantee service customers,” “allowance for on guarantee,” and “provision for financial guarantee services.” Please confirm that the accounting described here has been used by the Company during the periods presented or explain to us the differences for material guarantee transactions.

Response: Below is an example of the journal entries we would use in connection with the hypothetical loan described in the comment.

Event		Account description	B/S		P/L
			Dr	Cr	Dr	Cr
			$	$	$	$
• Day one non-contingent liability		No entries
• Initial deposit paid to the bank for the financial guarantee (usually 8%-10%, assuming 10% in this example)	Dr	Restricted cash	10
	Cr	Cash		10
• Subsequent identification of specific collectability risk since the client will not pay $82 of the loan (i.e. - contingent liability)	Dr	Provision for financial guarantee services (P/L)			82
	Cr	Allowance on guarantee (B/S)		82
• Withdrawal of deposit by the bank related to the financial guarantee	Dr	Provision for guarantee paid on behalf of guarantee service customers (P/L)			82
	Cr	Provision for financial guarantee services (P/L)				82
	Dr	Guarantee paid on behalf of guarantee service customers (B/S)	10
	Cr	Restricted cash		10
• Subsequent payment to the bank for the remainder of the non-payment	Dr	Guarantee paid on behalf of guarantee service customers (B/S)	72
	Cr	Cash		72
• Initial assessment that you will be able to collect $35 from the client related to your guarantee	Dr	Guarantee paid on behalf of guarantee service customers (B/S)	35
	Cr	Provision for guarantee paid on behalf of guarantee service customers (P/L)				35
• Collection of $35 from the client	Dr	Cash	35
	Dr	Guarantee paid on behalf of guarantee service customers (B/S)		35
• Later collection of the remaining $47 from the client	Dr	Guarantee paid on behalf of guarantee service customers (B/S)	47
	Cr	Provision for guarantee paid on behalf of guarantee service customers (P/L)				47
	Dr	Cash	47
	Cr	Guarantee paid on behalf of guarantee service customers (B/S)		47

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The foregoing was used by the Company during the periods presented in the Annual Report.

10.	Please consider revising the name of the line item “guarantee paid on behalf of guarantee service customers” and the related “provision for guarantee paid on behalf of guarantee service customers” to more appropriately describe its character. For example, name the respective line items “receivable from guarantee service customers” and “provision for receivable from guarantee customers” or something similar. Additionally, revise to provide a roll forward of the gross receivable and disclose the information required by ASC 310-10-50 as applicable. Lastly, please revise to present the related allowance for doubtful accounts on a gross basis on your balance sheet and provide a roll forward of this account in your financial statement notes in accordance with ASC 310-10-50-11B. Please provide us a draft of your proposed disclosure.

Response: In our future filings we will rename the balance sheet line item “guarantee paid on behalf of guarantee service customers” to “receivable from guarantee service customers”, and will rename the income statement line item “Provision for guarantee paid on behalf of guarantee service customers” to “provision for receivable from guarantee customers”. We will provide a roll forward of the gross receivable and the related allowance for doubtful accounts on a gross basis and disclose the information in note 6 to the financial statements as follows:

NOTE 6 - RECEIVABLE FROM GUARANTEE CUSTOMERS, NET

	Receivable from guarantee customers
	Gross	Less: Provision	Net
	$	$	$
At July 1, 2017	1,560,615	-	1,560,615
Payment on behalf of guarantee service customers	1,811,975	-	1,811,975
Cash repayment from guarantee service customers	(432,009)	-	(432,009)
Specific allowance	-	(2,896,532)	(2,896,532)
Effect of foreign currency translation	13,607	49,817	63,424
At June 30, 2018	2,954,188	2,846,715	107,473

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Consolidated Statements of Cash Flows, page F-7

11.	In response to prior comment 8 of our letter dated July 27, 2015 you revised your Statement of Cash Flows presentation related to “deposit paid to banks for financial guarantee services” and “deposit released from banks for financial guarantee services” to appropriately reconcile to the presentation of “restricted cash” used in the balance sheet. Please revise your Statement of Cash Flows presentation and line item terminology similarly in future filings to allow an investor to understand how changes in the balance sheet line item “restricted cash” is presented in the Statement of Cash Flows.

Response: In our future filings we will revise our Statement of Cash Flows presentation and line item terminology as follows:

	For the years ended June 30,
	2018	2017	2016

CASH FLOWS FROM INVESTING ACTIVITIES
Restricted cash paid to banks for financial guarantee services	(18,874,650)	(19,753,815)	(24,152,739)
Restricted cash released from banks for financial guarantee services	20,686,625	22,815,354	26,642,584

Notes to the Unaudited Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-10

12.	Please tell us and revise future filings to disclose your accounting policies related to deposits from direct financing leases.

Response: We will revise future filings to disclose our accounting policies related to deposits from direct financing leases as follows:

Deposits from direct financing leases

Deposits from direct financing leases are calculated and collected based on a certain percentage of the entire value of the lease contract. The deposits are returned to the lessees in full by end of lease period according to the terms of the lease contracts. The balance of the customers’ deposits can also be applied and used to settle any outstanding lease payments for the corresponding lease contract.

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(f) Short-term investments, page F-11

13.	Please tell us why you believe your short-term investments are not in the scope of ASC 320-10 or revise to account for the securities as available-for-sale securities and provide the information required by ASC 320-50.

Response: The assets management products the Company invested in have neither active market nor readily determinable fair value, and the Company has no definitive intent to hold them to maturity. When the Company is in need of cash for its operations, the Company may redeem or transfer the assets (at the amount of the principal and the interest earned as of the date) to obtain cash flow. Therefore, the assets management products the Company invested in are not marketable securities and it is not appropriate to classify them as either trading, available-for-sale or held-to-maturity. They are classified as short-term investments under cost method. The Company carries the cost method investments at cost and only adjusts for other-than-temporary impairment and distributions of earnings. Management regularly evaluates the impairment of the cost method investments at individual security level. If the fair value of an investment is less than its amortized cost basis at the balance sheet date of the report period for which impairment is assessment, management will determine whether the decline in fair value is temporary or permanent. If the decline in fair value is other than temporary, the cost basis of the individual security is written down to fair value as a new cost basis and the amount of the write-down is included in current earnings.

Note 7. Net Investment in Direct Financing Leases, page F-23

14.	Please revise future filings to provide an analysis of the age of the recorded investment in direct finance leases that are past due as of each period end presented. Refer to ASC 310- 10-50-7A. Please provide us a draft of your proposed disclosure for each period presented.

Response: We will revise future filings to provide an analysis of the age of the recorded investment in direct finance leases that are past due as of each period end presented in note 7 to the financial statements as follows:

The following is a credit quality analysis of finance lease receivables. In the event that an instalment repayment of a finance lease receivables is overdue for more than 30 days, the entire outstanding balance of the finance lease receivables is classified as overdue. If the instalment repayment is overdue within 30 days, only the balance of this instalment is classified as overdue.

	2018	2017
	$	$
Overdue and credit-impaired	3,609,958	-
Overdue but not credit-impaired
– Overdue within 30 days (inclusive)	-	-
– Overdue 30 to 90 days (inclusive)	-	-
– Overdue above 90 days	-	-
Not yet overdue	71,978,884	77,590,773

Less: Allowances for impairment losses	(3,943,125)	(867,316)
Net investment in direct financing leases, end of year	71,645,717	76,723,457

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15	Please revise future filings to disclose the recorded investment in direct finance leases on nonaccrual status and those past due 90 days or more and still accruing as of each period end presented. Refer to ASC 310-10-50-7. Please provide us a draft of your proposed disclosure for each period presented.

Response: We will revise future filings to disclose the recorded investment in direct finance leases on nonaccrual status and those past due 90 days or more and still accruing as of each period end presented in note 7 to the financial statements as follows:

An account is considered delinquent if a substantial portion of a scheduled payment has not been received by the date the payment was contractually due. The accrual of direct financing lease interest income had been suspended on delinquent finance lease receivables with remaining contractual amounts due of $4,872,215 and $nil as of June 30, 2018 and 2017. As of June 30, 2018 and 2017, there were no recorded investment in direct financing leases past due 90 days or more and still accruing.

Note 20 – Commitments and Contingencies, page F-33

16	We note from your Contingencies disclosures that currently and in the past Dongsheng Guarantee failed to comply with certain PRC regulations. Please tell us and revise future filings to discuss the reasons for the non-compliance, estimate the amount of delinquent payments, clarify if you have made accruals for these delinquent payments and where they appear in your financial statements, and explain what steps, if any, you are taking to ensure compliance with PRC regulations in the future.

Response: We will revise our future filings on commitments and contingencies as follows:

In the past, Dongsheng Guarantee failed to comply with PRC regulations that provide that the aggregate balance of liabilities guaranteed by a financing guarantee Company for any single guaranteed party may not exceed 10% of the net assets of the guarantee Company. Dongsheng Guarantee provided guarantee service for loans in excess of 10% of its net assets for two clients during the period from March 2014 to March 2015. During the years ended June 30, 2018 and 2017, Dongsheng Guarantee did not provide guarantees for loans in excess of 10% of its net assets to any single customer, and it has policy in place to ensure compliance with the respective PRC regulations. As of June 30, 2018 and 2017, the Company’s PRC subsidiaries had not received any notice from any relevant government authorities regarding their prior non-compliance with these requirements, and no accruals have been made on the Company’s financial statements as of June 30, 2018 and 2017 in respect of these non-compliance.

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Dongsheng Guarantee did not make social insurance contributions and Provident Housing Fund contributions in full for some of its employees. The Company has estimated its possible social insurance contributions and housing fund contribution shortfall to be $10,942 and $12,437 for the years ended June 30, 2018 and 2017, respectively, which have not been reflected in its consolidated financial statements, because it is more likely than not that Dongsheng Guarantee will not be required to pay such amounts because labor rules and regulations generally are not strictly enforced by the Province of Shanxi in order to encourage business development. As of the latest practicable date, the Company had not received any notice from any of the relevant government authorities regarding its non-compliance with the Social Benefit Regulations. The Company plans to strictly comply with social insurance contributions and Provident Housing Fund contributions requirements by September 2019.

It is possible that relevant regulatory authorities could change their policy towards enforcement of labor regulations and impose penalties and/or bring legal action against us. Any such penalties or legal action could have an adverse effect on the Company’s business, and management is unable to make any estimate of the amounts of any such possible penalties.

Please contact Giovanni Caruso, our counsel, at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

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